TIM PARTICIPAÇÕES S.A
Public-Held Company
CNPJ/MF Nº 02.558.115/0001-21
NIRE 33 300 276 963

MATERIAL FACT

TIM Participações S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), which retains direct control of TIM Celular S.A. and Intelig Telecomunicações Ltda., providing nationwide telecommunication services, announces that:

Following the Material Fact published on July 31, 2014, where Mr. Guglielmo Noya was appointed Chief Financial Officer (CFO) of TIM Participações, the Company now announces that, after obtaining the necessary authorizations from the competent authorities, the Board meeting held on January 15th approved Mr. Noya indication.

Rio de Janeiro, January 15, 2015.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer